Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

November 6, 2014

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on December 3, 2014, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s formal notice of the Meeting, as published on October 28, 2014, and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on November 3, 2014, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

Maxim Ohana
Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 3, 2014

M.P Menashe, Israel, November 6, 2014 – Caesarstone Sdot-Yam Ltd. (Nasdaq: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 3, 2014, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Messrs. Maxim Ohana, Yonatan Melamed, Moshe Ronen, Avner Naveh, Shachar Degani, Ram Belnikov, and to elect Messrs. Ofer Tismchi, Amihai Beer and Or Gilboa, to serve as directors of the Company until the next annual general meeting of shareholders of the Company;

(2)	to re-elect Mr. Ofer Borovsky and Ms. Irit Ben-Dov to serve as external directors of the Company for an additional three-year term commencing on March 21, 2015;

(3)
to approve the compensation terms of all directors who are appointed to the Company’s Board of Directors (including external directors and directors affiliated with our controlling shareholder, other than the Chairman);

(4)	to approve the compensation terms of the Chairman of the Company’s Board of Directors; and

(5)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2014, and until the annual general meeting of shareholders to be held in 2015 and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and to receive an update regarding the Company’s independent auditors' remuneration for the past year.

In addition, the shareholders will be requested to consider at the Meeting the Company’s financial statements for the year ended December 31, 2013.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

The approval of Proposal No. 3, with respect to directors affiliated with our controlling shareholder, and Proposal No. 4 are also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Only shareholders of record at the close of business on November 3, 2014, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 12, 2014, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about November 6, 2014. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than November 13, 2014. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

Maxim Ohana
Chairman of the Board of Directors

M.P Menashe, Israel
November 6, 2014

INFORMATION ABOUT THIS PROXY STATEMENT AND
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on December 3, 2014, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on November 3, 2014, the record date for the Meeting.

The Proxy

Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, if no instructions are indicated in such proxies with respect to a specific proposal or all proposals, the shares represented by properly executed and received proxies, will be voted “FOR” Proposal No. 1, No. 3 (with respect to directors not affiliated with our controlling shareholder) and Proposal No. 5, and “FOR” Proposals No. 2, No. 3 (with respect to directors affiliated with our controlling shareholder) and, No. 4 if, as applicable, “personal interest" and "control shareholding” is properly indicated in such proxies.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on November 3, 2014 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

As of the Record Date, there were 35,102,847 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting. At such adjourned meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

The approval of Proposal No. 3, with respect to directors affiliated with our controlling shareholder, and Proposal No. 4 are also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Kibbutz Sdot-Yam, which owns 32.59% of the Company’s outstanding ordinary shares, is the Company’s Controlling Shareholder.

In accordance with the requirements of the Companies Law, 5759 – 1999 (the “Companies Law” or the “Israeli Companies Law”), any shareholder who participates in the vote of Proposals No. 2, No. 3 (with respect to directors affiliated with our controlling shareholder) and No. 4, must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, whether or not such shareholder has a personal interest in the approval of the proposal and whether such shareholder should be considered a controlling shareholder, as applicable. The vote of any shareholder that does not so inform the Company shall not be counted with respect to Proposals No. 2, No. 3 (with respect to directors affiliated with our controlling shareholder) and No. 4.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter, (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations portion of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Name and Principal Position (1)	Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All other compensation (5)	Total
	USD
Yosef Shiran	434,157	1,494,487	1,028,962	341,922	3,299,528
Sagi Cohen	398,161	174,968	145,622	17,494	736,245
Yair Averbuch	263,814	51,858	232,993	120,847	669,512
David Cullen	338,404	88,645	116,497	33,488	577,034
Michal Baumwald Oron	211,681	37,494	75,723	208,714	533,612

(1)	All Covered Executives are employed on a full time (100%) basis.

(2)
Salary includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of the Company's Compensation Committee and the Board of Directors.

(4)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2013, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2u to our consolidated financial statements included in our annual report for the year ended December 31, 2013, filed on Form 20-F with the SEC on May 13, 2014.

(5)
Includes leased car and portable phone expenses and bonus paid by our former shareholder, Tene Investment Fund, to certain of our Covered Executives. For further discussion regarding the bonus paid, see also Note 13e to our consolidated financial statements included in our annual report for the year ended December 31, 2013, filed on Form 20-F with the SEC on May 13, 2014.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company’ current Articles of Association, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are 11 directors serving on the Board.

On September 30, 2014, the Board established a Nominating Committee comprised of Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Moshe Ronen, each of whom has been determined by the Board to be independent under the corporate governance standards of the Nasdaq Stock Market and the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

At the Meeting, the shareholders will be asked to elect 11 directors, which were nominated by the Nominating Committee and approved by our Board.

Under the corporate governance standards of the Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of 11 members, six of whom will be independent under the rules of the Nasdaq Stock Market. Specifically, our Board has determined that Messrs. Yonatan Melamed, Moshe Ronen, Ram Belnikov, Ofer Tsimchi, and Ofer Borovsky and Ms. Irit Ben Dov meet the independence standards under the rules of the Nasdaq Stock Market. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Yonatan Melamed meets the independence standard of the Companies Law and will serve as independent directors under the Companies Law.

Under the Companies Law, two of our directors are required to be external directors. Mr. Ofer Borovsky and Ms. Irit Ben-Dov are nominated to continue serving as our external directors for an additional three-year term commencing March 21, 2015, and their appointment will fulfill the requirements of the Companies Law for the Company to have two external directors.

 The audit committee met 12 times since last year’s annual general meeting.  The compensation committee met 11 times since last year’s annual general meeting. The nominating committee met 5 times since its inception on September 30, 2014. All of our directors nominated for re-election have attended 95% or more of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Yonatan Melamed, for serving as an independent director and, in case of Mr. Ofer Borovsky and Ms. Irit Ben-Dov, for serving as external directors). Such certifications will be available for inspection at the Meeting.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under the Company’s current Articles of Association, the directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, becomes less than the minimum set forth in our Articles of Association, the remaining director(s) shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board or of convening a general meeting, but not for any other purpose.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has “accounting and financial expertise”.

Our Board has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq Stock Market rules.

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

At the Meeting the shareholders will be asked to re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Maxim Ohana, Yonatan Melamed, Moshe Ronen, Avner Naveh, Shachar Degani, and Ram Belinkov, and to elect the following new nominees as directors of the Company to serve until the next annual general meeting of shareholders of the Company: Ofer Tsimchi, Amihai Beer and Or Gilboa.

Maxim Ohana (63) has served as the Chairman of our Board since December 2010. From April 2007 until January 2013, Mr. Ohana served as Chairman of the Financial Committee of Kibbutz Sdot-Yam. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. From 1997 to 2000, Mr. Ohana served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. From 1990 to 1993, Mr. Ohana served as Chief Executive Officer of Kibbutz Sdot-Yam’s business. Mr. Ohana is a member of Kibbutz Sdot-Yam, which is our controlling shareholder. Mr. Ohana holds a diploma in general studies from the Kibbutzim Seminar, Israel.

Yonatan Melamed (71) has served as our director since August 2008. Mr. Melamed has served as Chairman of Rahan Meristem 1998 Ltd. since 2004 until 2014; Miluot Ltd., The Gulf Settlements (1993) Buying Organization Ltd. and Golan Plastic Ltd. since 2006; and Bio-Bee Sde Eliyahu Ltd. since 2010. Mr. Melamed has also served as a director of Assive Ltd. from 2006 until 2014 and Sde Eliyahu Spices, Nahsholim Vacations at Dor Beach, Agriculture Nahsholim Agricultural Cooperative Society Ltd. and Tefen Plastic Products Manufacturing & Marketing 1990 Ltd. since 2010; and Tamar Hamakim Ltd. and Cabiran (1991) Ltd. since 2013. From 2004 to 2011, Mr. Melamed served as Chairman of the Kibbutz Industry Association and also as Chairman of Plastive Packaging Products Ltd. (Yakum). From 2006 to 2011, Mr. Melamed served as director of Toam Import and Expot Ltd., and from 2006 to 2010, as Chairman of Arkal Filtration Systems. Mr. Melamed also served as Chairman of Polyon Barkai Industries (1993) Ltd. from 2009 to 2012, Gvat Agriculture and Business Cooperative Society Ltd. from 2006 to 2008, Chairman of Bashan Radiators Ltd. from 2000 to 2008 and Chairman of Mapal Plastic Products (Mavo Hama) from 2000 to 2007. Mr. Melamed holds a Practical Engineering degree in Electronic Engineering from the Israeli Institute of Technology in Haifa.

Moshe Ronen (64) has served as a director since February 2004. From February 1992 to March 1999, Mr. Ronen served as Chief Executive Officer of Golden Channels Ltd. From September 2000 to October 2005, Mr. Ronen served as Chief Executive Officer of Golden Pages Ltd. From June 2004 to November 2013, Mr. Ronen served as a director of Knafaim Holding Limited, an Israel-based tourism and air aviation services company, traded on the Tel Aviv Stock Exchange Ltd. Since January 2013, Mr. Ronen has served as a member of the board of governors and management committee of The Wingate Institute, an Israeli national center for physical education and sport. Mr. Ronen holds a B.Sc. in Mathematics, Statistics and Complementary Studies from the Hebrew University, Israel and B.A in Psychology from the Open University Israel.

Avner Naveh (64) has served as our director since February 2014. Mr. Avner Naveh served as a Fighter Pilot and an Officer in a wide variety of positions at both bases and the headquarters of the Israeli Air Force (“IAF”) from 1969 until 2000. In his latest position in the IAF, Mr. Naveh served as the IAF Chief of Staff and Deputy Commander, responsible for the Air Force’s strategic planning and annual work program. Mr. Naveh retired from the IAF as a Brigadier General. Mr. Naveh served as chairman of the board of directors of Drorim Retirement Village Ltd. from 2011 until mid-2014, and serves as an external director of Zur Shamir Holdings Ltd. and Ashtrom Properties Ltd., both of which are traded on the Tel Aviv Stock Exchange Ltd. since 2009. From 2009 to 2010, Mr. Naveh served as a director of Hadassah Medical Organization (HMO). From 2002 to 2008, Mr. Naveh served as a director of Inter-Gamma Investments Ltd. From 2001 to 2007, Mr. Naveh serves as a director of ECI Telecom, Ltd. Mr. Naveh also provides consulting and business development services to Rafael Advanced Defense Systems Ltd., to Vision-Map Ltd. and to Coral Rom Aviation Ltd. Mr. Naveh is the son of a member of Kibbutz Sadot-Yam. Mr. Naveh holds a bachelor’s degree in Economics and Business Administration from Bar Ilan University, Israel.

Shachar Degani (48) has served as our director since November 2011. Since March 2014, Mr. Degani has served as KIbbuth Sdot-Yam’s General Secretary. Since October 2013, Mr. Degani has served as community manager of Kibbutz Yechiam. From July 2009 to November 2012, Mr. Degani served as community manager of Kibbutz Tel-Yosef. From January 2008 to 2009, Mr. Degani served as the manager of our factory equipment project. From January 2006 to December 2007, he served as Kibbutz Sdot-Yam’s community manager, and from January 2000 to December 2005, he served as manager of a business unit of Sdot-Yam Business Ltd. called Caesar Art & Sdot Yam. Mr. Degani is a member of Kibbutz Sdot-Yam, which is our controlling shareholder. Mr. Degani holds an Executive B.A. in Business Administration from Ruppin Academic Center, Israel and an M.B.A specializing in finance from Netanya Academic Collage, Israel.

Ram Belinkov (59)has served as our director since December 2013. Mr. Belinkovcurrently serves as Chairman ofBoard of Directors of Israel Ports Development & Assets Company Ltd. and Kafrit Industries (1993) Ltd. (Kibbutz Kfar-Aza), as well as an independent director of Melisron Ltd., both of which are traded on the Tel-Aviv Stock Exchange Ltd. Mr. Belinkov currently serves as a director ofMeyrablin Investments Ltd., Meyrablin Consultancy and Investments (2007) Ltd. and Amrav Investments Ltd, private companies, owned by Mr. Belinkov, as well as a chairman of the Investment Committee of the Pension Fund of the Jewish Agency for Israel. Mr. Belinkov previously served as a director of Netivei Ayalon Ltd., Ketter Tovala Ltd. Mifalei Tovala Ltd., Bezeq the Israel Telecommunication Corp. Ltd. and Zim Integrated Shipping Services Ltd. Mr.Belinkovpreviously served as the Head of the Budget Department at the Ministry of Finance, the General Manager of the Ministry of the Interior. Mr. Belinkov has held a number of senior executive positions in the telecom sector, among them the Chief Executive Officer of HOT and 012 Kavai Zahav.Mr. Belinkov holds a B.A. in Economic and International Relations and an M.B.A. specializing in accounting and finance, both from the Hebrew University of Jerusalem, Israel.

Ofer Tsimchi (55) Mr. Tismchi served as the Community Director and Secretary of kibbutz Hamadia from 1990 until 1993. From 1993 until 1997 Mr. Tismchi served as the Vice President of Marketing and Sales and from 1997 until 2000 as the Chief Executive Officer of Inbar Moulded Fiberglass. From 2000 until 2001, Mr. Tismchi served as the Chief Executive Officer of Insider Financial Services Ltd. From 2002 until 2003, Mr. Tismchi served as a Business Development Manager of ProSeed Capital Fund. From 2003 until 2005 served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group. From 2008 until 2011, Mr. Tismchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd. Mr. Tismchi currently serves as a director of Redhill Biopharma (since 2011), Maabarot Products Ltd (since 2014), Kidron Industrial Materials ltd since 2003. Mr. Tismchi is the co-founder of Danbar Group Ltd. (2006) and serves as the group’s managing partner. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Amichai Beer (34) Mr. Beer is an associate at AYR Law Firm since 2009. Mr. Beer serves as the Economic Counsel Secretary of Kibbutz Sdot-Yam (and has informed us that he intends to resign from this position following his election to the Board), and practices as the Kibbutz Legal Advisor since 2009. Mr. Beer has also serves as a director of Nice-Vend Ltd. since 2011. Mr. Beer is a member of Kibbutz Sdot-Yam, which is our controlling shareholder. Mr. Beer holds a LL.B. from the Netanya Academic Collage, Israel and was admitted to the Israeli Bar in 2009.

Or Gilboa (37) Mr. Gilboa worked as an Industrial Engineer for Caesarstone Sdot-Yam Ltd. from 2007 until 2011. From 2011 until 2014 Mr. Gilboa was the manager of the Company’s Concetto factory. Mr. Gilboa is a Member of Kibbutz Sdot-Yam which is our controlling shareholder and also serves as the Kibbutz’s Business Manager. Mr. Gilboa holds a B.Sc in industrial engineering from the Ruppin Academic Center, Israel.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve (i) the re-election of each of Messrs. Maxim Ohana, Yonatan Melamed, Moshe Ronen, Avner Naveh, Shachar Degani, and Ram Belinkov, and (ii) the election of each of Messrs. Ofer Tsimchi, Amihai Beer and Or Gilboa, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

ELECTION OF EXTERNAL DIRECTORS

At the Meeting, shareholders will be asked to re-elect each of Ms. Irit Ben-Dov and Mr. Ofer Borovsky as an External Director of the Company for an additional three year term. Each of Ms. Irit Ben-Dov and Mr. Ofer Borovsky has served as an external director of the Company commencing its initial public offering in 2012 and each is hereby nominated to re-election for an additional three-year term, commencing on March 21, 2015.

Ofer Borovsky (60) has served as our director since March 2012 as an external director under the Companies Law. Since May 2005, Mr. Borovsky has served as the Joint Chief Financial Officer of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange Ltd. and Plasson Ltd., a private Israeli company. From 2004 to 2007, Mr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Mr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Mr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. From 1990 to 2000, Mr. Borovsky served as marketing manager for the Kibbutz Maagan Michael fish industry and Mag Noy Ltd., an ornamental fish export company, and from 1985 to 1990, he served as treasurer of Plasson Industries Ltd. and Kibbutz Maagan Michael and its corporations. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange Ltd. and as a director of Plasson Industries Ltd. and Plasson Ltd. Mr. Borovsky holds a B.A. in Business Administration and Economics from Ruppin Academic Center, Israel, an M.B.A. from Manchester University, United Kingdom and D.B.A. from the Business School Lausanne, Switzerland.

Irit Ben-Dov (44) has served as our director since March 2012 as an external director under the Companies Law. Since November 2013 Ms. Ben-Dov has served as the VP of Business and Finance of Baccara-Geva, an Israeli manufacturer of pneumatics, automation & control solutions. From January 2012 to October 2013, Ms. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Ms. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software start-up company. From November 2003 to June 2010, Ms. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Ms. Ben-Dov served as an accountant at Ernst & Young, Israel, and from 1996 to 2001, served as a cost accountant in Kibbutz Yizrael. From 2006 until 2014 Ms. Ben-Dov Served as an external director of Miluot Development Company of Haifa Gulf Farmsteads Ltd., and currently serves as an external director and chairperson of the audit committee of Poliram Ltd., an Israeli public company and as an external director of Milluot - Mishkei Hamifratz cooperative regional organization corporation. Ms. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Ms. Ben-Dov is an Israeli Certified Public Accountant.

In connection with the re-election of Ms. Irit Ben-Dov, the audit committee examined whether the position of Ms. Irit Ben-Dov as an officer in Baccara-Geva Ltd., which is a non-material  supplier of the Company, in the normal course of business, constitutes an "affinity" to the Company, (as defined under the Companies Law). In light of the facts which were presented before the audit committee (including, among others, the total cost of the purchases by the Company from Baccara-Geva which is not material to the Company nor to Baccara-Geva (less than 0.5% of the revenues of each company), as well as the fact that such purchases were introduced prior to the appointment of Ms. Ben-Dov as an external director in the Company or as an officer in Baccara-Geva), the audit committee approved that said ties between Baccara-Geva and the Company, as aforesaid, are merely "insignificant ties", which do not constitute an "affinity" as defined in the Companies Law, both from the prospective of the Company and of Ms. Irit Ben-Dov's, in accordance with Section 5 of the Companies Regulations (Matters that Do Not Constitutes Affinity), 5767-2006.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-elect each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov to serve as an External Director of the Company for an additional three-year term, commencing on March 21, 2015.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVING THE TERMS OF COMPENSATION OF DIRECTORS OTHER THEN THE
CHAIRMAN

The Company’s Compensation Committee and the Board have approved the following compensation for directors which, subject to the approval of the shareholders, shall become effective for all directors as of the date of approval by the shareholders.

If elected by the Meeting, each director of the Company (including directors who are affiliated with the controlling shareholder of the Company, external directors, independent directors but excluding the Chairman of the Board) will be entitled to the payment of annual fee of NIS 120,000, subject to the limitation below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). In the case of an external director, which does not qualify as an expert in accordance with the Israeli Companies Regulation, the Annual Fee shall not exceed the maximum annual fee of an external director set forth in the Israeli Companies Regulations.

The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening – the Participation Compensation will be reduced by 50%; and (2) for participation through media communication – the Participation Compensation will be reduced by 60%.

The Annual Fee will be paid in four equal allotments, at the beginning of each quarter for the preceding quarter and the Participation Compensation will be paid at the beginning of each quarter for the director’s participation in the meetings and unanimous written resolutions that took place in the preceding quarter.

The Participation Compensation and the Annual Fee is inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices or at the director’s residence area or with regard to resolutions resolved by written consent or teleconference.

The proposed compensation terms are consistent with our Compensation Policy.

In addition, the Company will reimburse all the directors for expenses related to their participation at meetings taking place not at the Company's offices and outside their respective residency area.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of compensation for directors, as described in the Proxy Statement, dated November 6, 2014”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

TO APPROVE THE COMPENSATION TERMS OF THE CHAIRMAN OF THE COMPANY’S
BOARD OF DIRECTORS

The Company’s Compensation Committee and the Board have approved the following compensation for the Chairman of the Company’s Board of Directors which, subject to the approval of the shareholders, shall become effective as of the date of approval by the shareholders.

If elected by the Meeting, Mr. Maxim Ohana, the Company’s Chairman of the Board, shall be entitled for his role as the Chairman of the Board, to a monthly fee in the amount of NIS 45,000 plus applicable value added tax (VAT) and to an annual bonus of up to five months' fee. The annual bonus amount shall be determined in accordance with the ratio of the Company’s actual annual net profit to the annual internal budget, as follows: 80% of or less – no entitlement for a bonus, 90% – bonus of 1.25 month’s fee, 100% – 2.5 month’s fee, 110% – 3.75 month’s fee, 120% and greater – 5 month’s fee. The Company will continue to provide Mr. Maxim with a vehicle and cellular phone and pay the expenses incurred by him in relation to the performance of his role as the Company’s Chairman of the Board. The annual bonus shall be paid within 30 days following the date on which the annual financial statements are published.

The proposed terms of compensation are consistent with our Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of compensation for the Chairman of the Board of Directors, as described in the Proxy Statement, dated November 6, 2014”.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPOINTING INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2014, and its service until the annual general meeting to be held in 2015, and to authorize the Board upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2012	2013
	(in thousands of U.S. dollars)
Audit fees(1)	$242	$416
Audit-related fees(2)	532	178
Tax fees(3)	64	56
All other fees(4)	20	48
Total	$858	$698
        ______________
(1)
“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2012 and 2013, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” include fees for services performed in connection with the Registration Statement on Form F-1 for the Company’s public offering.

(3)	“Tax fees” include fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by the auditors with respect to government incentives.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s Auditor, Kost, Forer, Gabbay & Kasierer (the “Auditor”) as the independent auditors of the Company for the year ending December 31, 2014, and its services until the close of the Company’s next Annual General Meeting to be held in 2015, and that the Board of Directors of the Company be authorized to determine the Auditor’s compensation of the auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on May 13, 2014, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on November 5, 2014, the Company submitted a press release on Form 6-K regarding its business and financial results for the nine months ending September 30, 2014. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board:

Maxim Ohana
Chairman of the Board

M.P Menashe, Israel
November 6, 2014